DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20120005

February 14, 2012

Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP
Kimberly.deBeers@SKADDEN.COM

Re: O'Reilly Automotive, Inc.
Incoming letters dated December 28, 2011

Dear Ms. deBeers:

This is in response to your letters dated December 28, 2011, January 3, 2012, January 10, 2012, and January 13, 2012 concerning the shareholder proposal submitted to O'Reilly Automotive by John Chevedden. We also have received letters from the proponent dated January 1, 2012, January 2, 2012, January 8, 2012, January 10, 2012, January 12, 2012, and January 17, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: O'Reilly Automotive, Inc.
Incoming letters dated December 28, 2011

The proposal relates to director elections.

There appears to be some basis for your view that O'Reilly Automotive may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of O'Reilly Automotive's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if O'Reilly Automotive omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which O'Reilly Automotive relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This further responds to the December 28, 2011 company request to avoid this established rule 14a-8 proposal.

The January 13, 2012 company letter did not address these points:

The January 3, 2012 company letter is an amazing declaration of the incompetence of the company. The company claims that it can be excused from rule 14a-8 due to its own incompetence.

If the company story is correct then faxes that arrive at the corporate headquarters building (illustration attached) allegedly to the accounts receivable department easily get misplaced. Plus the company apparently has no way to verify incoming faxes to the accounts receivable department.

It is highly likely that David O'Reilly and/or Tricia Headly did receive the fax transmission of the rule 14a-8 proposal. Otherwise the accounts receivable department is incompetent. Plus the company is additionally incompetent because it lacks proper controls since it cannot track faxes that come into the accounts receivable department which is responsible for key assets of the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Jeffrey L. Groves <jgroves@oreillyauto.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0982
DIRECT FAX
(312) 407-8576
EMAIL ADDRESS
KIMBERLY.DEBEERS@SKADDEN.COM

January 13, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of O'Reilly Automotive, Inc. (the "Company") to respond to the January 12, 2012 letter (the "January 12 Letter") submitted by John Chevedden (the "Proponent"), with respect to my letter dated December 28, 2011 (the "No-Action Request"), pursuant to which I requested, on behalf of the Company, that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent may properly be omitted from the proxy materials to be distributed by the Company, in connection with its 2012 annual meeting of shareholders.

This letter supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being emailed to the Proponent.

The Company was quite surprised by the Proponent's assertion in the January 12 Letter that the Company's corporate secretary did not receive the Proponent's November 15, 2011 facsimile transmission solely because of the Company's "incompetence." As detailed in my January 3, 2012 letter to the Staff, the Proponent's November 15, 2011 facsimile transmission was directed to two numbers – one of which was not affiliated with the Company and the other of which was in the Company's accounts receivable department. Neither of the facsimile numbers used by the Proponent were included in the Company's 2011 proxy statement as a facsimile number to which Rule 14a-8 shareholder proposals should be directed.

As the Proponent, who is a sophisticated Rule 14a-8 shareholder proponent, should be aware, the Staff indicated in Staff Legal Bulletin 14C (June 28, 2005) ("SLB 14C") that it is a proponent's responsibility to ensure that any facsimile number used is the correct facsimile number for shareholder proposals and that a proponent bears the risk if a facsimile number not provided by the Company is used:

> "...if a shareholder proponent transmits [a proposal] by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. For example, if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner... In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices to defects."

Furthermore, the Staff has recognized that sending a facsimile to an incorrect department at a company's principal executive offices does not constitute proper delivery of a shareholder proposal. In *Xerox Corp.* (May 2, 2005), the Staff concurred with the exclusion of a shareholder proposal pursuant to Rule 14a-(8)(e)(2) where the proponent sent the proposal to the company's treasury department instead of the corporate secretary's office even though such departments were located within the same building. In its no-action request to the Staff, Xerox argued that it "had no reasonable expectation that shareholder proposals would be received at the number in the treasury department used by the [p]roponent." Similarly, the Company had no reasonable expectation that a shareholder proponent would attempt to send a shareholder proposal to a facsimile number in the Company's accounts receivable department, and therefore no one at the Company was monitoring facsimiles sent to such number for receipt of Rule 14a-8 shareholder proposals.

The Company believes that, rather than blame the Company for its "incompetence" in not receiving a facsimile that was directed to incorrect facsimile numbers, the Proponent was in fact careless and inattentive in faxing the Proposal to a facsimile number without first confirming such number with the Company as indicated in SLB 14C.

Because the facsimile numbers used by the Proponent were not provided to the Proponent by the Company for use in connection with Rule 14a-8 shareholder proposals and were not facsimile numbers directed to the correct department at the Company, the Company's corporate secretary did not receive such facsimiles. Instead, the Company received the Proposal when it was delivered to the Company by mail on November 18, 2011. In accordance with Rule 14a-8(f)(1), "[w]ithin 14 calendar days of **receiving** [the] proposal" (emphasis added), the Company sent a letter (the "Deficiency Letter") to the Proponent on December 1, 2011, requesting that the Proponent provide proof of ownership in compliance with Rule 14a-8. Accordingly, the Proponent's assertion that the Deficiency Letter was not sent within the time period specified by Rule 14a-8(f)(1) is incorrect and the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) for the reasons stated in the No-Action Request.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers

Kimberly A. deBeers

cc: Jeffrey L. Groves
O'Reilly Automotive, Inc.

Mr. John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This further responds to the December 28, 2011 company request to avoid this established rule 14a-8 proposal.

The January 3, 2012 company letter is an amazing declaration of the incompetence of the company. The company claims that it can be excused from rule 14a-8 due to its own incompetence.

If the company story is correct then faxes that arrive at the corporate headquarters building (illustration attached) allegedly to the accounts receivable department easily get misplaced. Plus the company apparently has no way to verify incoming faxes to the accounts receivable department.

It is highly likely that David O'Reilly and/or Tricia Headly did receive the fax transmission of the rule 14a-8 proposal. Otherwise the accounts receivable department is incompetent. Plus the company is additionally incompetent because it lacks proper controls since it cannot track faxes that come into the accounts receivable department which is responsible for key assets of the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Jeffrey L. Groves <jgroves@oreillyauto.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This further responds to the December 28, 2011 company request to avoid this established rule 14a-8 proposal.

The company January 10, 2011 letter cites no text from Rule 14a-8 or Staff Legal Bulletin No. 14F that excuses a company from completely notifying a proponent of the requirements for the verification of ownership letters under rule 14a-8 if the company then seeks to exclude a proposal on a verification of ownership issue. The company January 10, 2011 letter does not provide any precedents for ignoring that the company December 1, 2011 letter was clearly defective and incomplete.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Jeffrey L. Groves <jgroves@oreillyauto.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0982
DIRECT FAX
(312) 407-8576
EMAIL ADDRESS
KIMBERLY.DEBEERS@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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January 10, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of O'Reilly Automotive, Inc. (the "Company") to respond to the January 8, 2012 letter submitted by John Chevedden (the "Proponent"), which claims the Company failed to give proper notice to exclude his shareholder proposal and supporting statement (the "Proposal"). I would like to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the Company has complied with the requirements of Rule 14a-8(f)(1) and the Proposal may be properly omitted from the Company's proxy materials, pursuant to the no-action request submitted to the Staff on December 28, 2011.

The Company received the Proponent's Proposal via the United States Postal Service on November 18, 2011, accompanied by a cover letter from the Proponent. The Proposal did not include a broker letter or any official confirmation verifying the Proponent's ownership of Company shares in accordance with Rule 14a-8(b)(1), which provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year. The Proponent's Proposal simply states that "Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting." No broker letter or other proof of ownership was included in the Proposal. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 1, 2011, within 14 calendar days of receiving the Proposal, the Company sent a letter to the Proponent via email and the United States Postal Service (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Company stock continuously for at least one year as of the date of submission of the Proposal.

On December 8, 2011, the Company received a fax from the Proponent of a letter from National Financial Services LLC (the "Broker Letter"), indicating that "Mr. Chevedden has continuously held no less than...60 shares of O'Reilly Automotive Inc. (CUSIP: 67103H107) since November 17, 2010." Because the original Proposal did not include the Broker Letter, the Company's Deficiency Letter only asked for proof that the Proponent fulfilled the requirements of Rule 14a-8. Staff Legal Bulletin No. 14F (October 18, 2011) requires reference in a deficiency letter when a shareholder proposal is sought to be excluded due to submission of proof of ownership from a entity that is not from a Depository Trust Company participant. In this case, that is not the issue. Rather, as indicated in the no-action letter submitted by the Company to the Staff on December 28, 2011, the Proponent simply failed to provide proof of ownership for the year preceding when he submitted the proposal by mail on November 15, 2011. Accordingly, the Proponent's claim that the Company's Deficiency Letter constituted defective notice is unwarranted.

* * *

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Deficiency Letter sent to the Proponent was not defective notice and that the Proponent's Proposal should be excluded due to his failure to provide proof of the requisite stock ownership after receiving notice of such deficiency.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers

Kimberly A. deBeers

cc: Jeffrey L. Groves
O'Reilly Automotive, Inc.

Mr. John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This further responds to the December 28, 2011 company request to avoid this established rule 14a-8 proposal.

A company must give proper notice in order to exclude a rule 14a-8 proposal. The company December 1, 2011 notice was defective notice. The attached December 1, 2011 company notice failed to address SLB 14F.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Jeffrey L. Groves <jgroves@oreillyauto.com>

O'Reilly AUTO PARTS
PROFESSIONAL PARTS PEOPLE

P.O. Box 1156 ✥ 233 S. Patterson
Springfield, MO 65801
Phone (417)-862-3333
www.oreillyauto.com

December 1, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt on November 18, 2011 of your shareholder proposal (the "Proposal") submitted to O'Reilly Automotive, Inc. ("O'Reilly") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in O'Reilly's proxy materials for the 2012 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of O'Reilly's common shares for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of common shares through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

ONLY

Our records indicate that you are not a registered holder of O'Reilly's common shares. Please provide a written statement from the record holder of your common shares verifying that, on the date you submitted the Proposal, you had beneficially held the requisite number of O'Reilly's common shares continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of O'Reilly's common shares, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. O'Reilly reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

O'REILLY AUTOMOTIVE, INC.

Jeffrey L. Groves
General Counsel
Vice President of Legal
Direct Line: (417) 829-5763
Fax No.: (417) 874-7102

JLG:mrs

Enclosures

cc: Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0982
DIRECT FAX
(312) 407-8576
EMAIL ADDRESS
KIMBERLY.DEBEERS@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 3, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of O'Reilly Automotive, Inc. (the "Company") to respond to the January 1, 2012 letter submitted by John Chevedden (the "Proponent"), which claims his shareholder proposal and supporting statement (the "Proposal") was received by the Company on November 15, 2011 by fax, making the Company's response untimely. I would like to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the Company has complied with the requirements of Rule 14a-8(f)(1) and the Proposal may be properly omitted from the Company's proxy materials, pursuant to the no-action request submitted to the Staff on December 28, 2011.

The Company received the Proponent's Proposal via the United States Postal Service on November 18, 2011, accompanied by a cover letter from the Proponent, dated November 15, 2011. The Company did not receive the Proposal via fax. Two fax numbers were included in the cover letter of the Proposal, but neither fax number was the correct number for David O'Reilly, Chairman of the Company's board of directors, nor Tricia Headly, the corporate secretary of the Company. In addition, neither fax number used by the Proponent was included in the Company's Form 10-K or proxy statement as a fax number for the Company's corporate secretary. One fax number is not a Company fax number, and the other number is a general accounts receivable fax number relating to customers with Company store charge accounts. Neither David O'Reilly nor Tricia Headly at the Company received the Proposal via fax.

In accordance with Rule 14a-8(f)(1), on December 1, 2011, within 14 calendar days of receiving the Proposal, the Company sent a letter to the Proponent via email and the United States Postal Service (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Company stock continuously for at least one year as of the date of submission of the Proposal. Therefore, the Deficiency Letter was not untimely.

* * *

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Deficiency Letter sent to the Proponent was not untimely.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers SRL

Kimberly A. deBeers

cc: Jeffrey L. Groves
O'Reilly Automotive, Inc.

Mr. John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This further responds to the December 28, 2011 company requests to avoid this established rule 14a-8 proposal.

If the Nathan Cummings Foundation withdraws their proposal then Rule 14a-8(i)(11) would not apply to this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Laura S. Campos
Scott Hirst

Jeffrey L. Groves <jgroves@oreillyauto.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
O'Reilly Automotive, Inc. (ORLY)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This responds to the December 28, 2011 company request to avoid this established rule 14a-8 proposal.

The proposal was received by the company on November 15, 2011 by fax which is consistent with the cover letter. Thus the company December 1, 2011 letter to the proponent was not within the 14-days allotted to the company in order to pursue a no action claim.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Jeffrey L. Groves <jgroves@oreillyauto.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

David E. O'Reilly
Chairman of the Board
O'Reilly Automotive, Inc.
233 S Patterson Ave
Springfield MO 65802

Dear Mr. O'Reilly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 15, 2011
Date

cc: Tricia Headley
Corporate Secretary
Phone: 417 862-6708
Fax: 417-863-2242
Fax: 417-874-7242

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0982
DIRECT FAX
(312) 407-8576
EMAIL ADDRESS
KIMBERLY.DEBEERS@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 28, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of O'Reilly Automotive, Inc. (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of John Chevedden (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 15, 2011 including a cover letter, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition without affecting the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates a shareholder proposal previously submitted to the Company that the Company intends to include in the Proxy Materials.

BACKGROUND

The Company received a proposal (the "Cummings Proposal") from The Nathan Cummings Foundation via email on October 24, 2011. A copy of the Cummings Proposal is attached hereto as Exhibit B. The Company intends to include the Cummings Proposal in its Proxy Materials. The text of the resolution in the Cummings Proposal states:

> RESOLVED, that shareholders of O'Reilly Automotive, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

The Company received the Proposal by United States Postal Service Priority Mail on November 18, 2011, more than two weeks after receipt of the Cummings Proposal.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(11) BECAUSE IT SUBSTANTIALLY DUPLICATES ANOTHER PROPOSAL PREVIOUSLY SUBMITTED TO THE COMPANY THAT THE COMPANY INTENDS TO INCLUDE IN ITS 2012 PROXY MATERIALS

Rule 14a-8(i)(11) permits the exclusion of a shareholder proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. See Exchange Act Release No. 34-12598 (July 7, 1976).

Two shareholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The shareholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same.

Both the Proposal and the Cummings Proposal request declassification of the Company's board of directors (the "Board"). The Cummings Proposal requests that the board "take the steps necessary to reorganize the Board of Directors into one class..." and the Proposal requests that the Company "take all necessary steps...to eliminate the classification of the Board of Directors..." While the proposals employ somewhat different terminology, both seek to have the Board organized into a single class that stands for election each year. Therefore, since the Proposal and the Cummings Proposal are virtually identical, it is undisputed that the principal thrust and focus of both proposals is the same—having the Board declassified and organized into a single class that stands for election each year.

The Staff has consistently concurred with the exclusion of substantially duplicative proposals seeking declassification of a company's board of directors where the company has already received a declassification proposal that was substantially similar to a previously received declassification proposal. See e.g., *CarrAmerica Realty Corp.* (March 8, 2002); *Airborne Freight Corp.* (Feb. 14, 2000); *Monsanto Corp.* (Feb. 7, 2000). In each of these letters, the Staff was presented with two proposals relating to the declassification of a board of directors and concurred that the companies could exclude the later-received shareholder proposal as substantially duplicative of the previously submitted proposal. The Staff has reached the same conclusion regarding other declassification proposals, finding them to be substantially duplicative because they have the same objective, despite differences in wording or phase-in periods. See e.g., *Baxter International* (February 7, 2005) (proposal seeking to reorganize board into one class subject to election each year is substantially duplicative of proposal seeking to require each director to be elected annually); *Freeport-McMoran Copper & Gold, Inc.* (February 22, 1999) (proposal seeking annual elections of directors is substantially duplicative of a proposal requesting that the board be declassified and that annual elections be established).

Because both the Proposal and the Cummings Proposal request that the Board be declassified and the directors elected annually, inclusion of both of these proposals in the Proxy Materials would be confusing to shareholders and would frustrate the policy concerns underlying the adoption of Rule 14a-8(i)(11). Consequently, because the Proposal substantially duplicates the Cummings Proposal, which proposal was previously submitted to the Company and will, subject to the paragraph below, be included in the Proxy Materials, the Proposal may be excluded pursuant to Rule 14a-8(i)(11).

The Company is in negotiations with the proponent of the Cummings Proposal regarding a potential settlement that would result in the Cummings Proposal being voluntarily withdrawn. Due to the potential for settlement and the voluntarily withdrawal of the Cummings Proposal, the Company by separate letter dated the date hereof, has also sought to exclude the Proposal based on the failure of the Proponent to provide proof of the requisite stock ownership after receiving notice of such deficiency. The Company will notify the Staff and the Proponent if a settlement is reached with respect to the Cummings Proposal or if the Cummings Proposal will not otherwise appear in the Proxy Materials.

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers

Kimberly A. deBeers

Attachments

cc: Jeffrey L. Groves
O'Reilly Automotive, Inc.

Mr. John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

David E. O'Reilly
Chairman of the Board
O'Reilly Automotive, Inc.
233 S Patterson Ave
Springfield MO 65802

Dear Mr. O'Reilly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 15, 2011
Date

cc: Tricia Headley
Corporate Secretary
Phone: 417 862-6708
Fax: 417-863-2242
Fax: 417-874-7242

[ORLY: Rule 14a-8 Proposal, November 15, 2011]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition without affecting the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic have won an average support of 68% in a single year.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm downgraded our company to "D" with "High Governance Risk" and "High Concern" regarding the membership of our board of directors.

The Corporate Library reported that 5 of our 9 directors had 14 to 45 years long-tenure. The Corporate Library said it becomes increasingly challenging for our directors to act independently with such extensive tenure. In addition, four members of the O'Reilly family served on our board, all of whom were current and former executives. This called into question our board's ability to act as an effective counterbalance to management. Charles O'Reilly received a record 38% in negative votes.

Only one of our directors served on any other significant board. This could indicate a lack of current transferable director experience for the vast majority of our board. Three directors owned zero stock – no skin in the game.

Our company continued to fail to disclose the performance targets for its executive incentive pay plan. This lack of transparency was a disservice to shareholders and raised concerns about the level of discretion in determining bonus amounts. Furthermore, our company gave long-term incentive pay in the form of market-priced stock options and restricted stock awards, both of which simply vest after the passage of time.

Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay in the event of fraud or financial restatements. Executive pay polices such as these are not in the interests of shareholders.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

THE · NATHAN · CUMMINGS · FOUNDATION

October 24, 2011

VIA EMAIL AND FEDEX
RECEIPT CONFIRMATION REQUESTED
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, MO 65502
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2012 Annual Meeting

The Nathan Cummings Foundation (the "Foundation") is the owner of common stock of O'Reilly Automotive, Inc. (the "Company"), which the Foundation intends to continue to hold through the date of the Company's 2012 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of the date hereof. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The Harvard Law School Shareholder Rights Project (the "SRP") has agreed to represent and advise the Foundation in connection with the Proposal. The Foundation hereby authorizes the SRP to act on behalf of the Foundation in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Harvard Law School Shareholder Rights Project, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to laura.campos@nathancummings.org.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of O'Reilly Automotive, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted by the Nathan Cummings Foundation. The Harvard Law School Shareholder Rights Project represented and advised the Nathan Cummings Foundation in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010 – June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE

CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700

FAX: (312) 407-0411

www.skadden.com

DIRECT DIAL
(312) 407-0982
DIRECT FAX
(312) 407-8576
EMAIL ADDRESS
KIMBERLY.DEBEERS@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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December 28, 2011

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of O'Reilly Automotive, Inc. (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of John Chevedden (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 15, 2011 including a cover letter, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition without affecting the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

BACKGROUND

The Company received the Proposal on November 18, 2011, accompanied by a cover letter from the Proponent, dated November 15, 2011. The Proposal was submitted to the United States Post Office on November 15, 2011. See attached as Exhibit B the United States Postal Service tracking slip showing acceptance of the letter by the United States Post Office on November 15, 2011.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 1, 2011, the Company sent a letter to the Proponent via email and the United States Postal Service (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Company stock continuously for at least one year as of the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to the Company within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as Exhibit C.

On December 8, 2011, the Company received a fax from the Proponent attaching a letter from National Financial Services LLC (the "Broker Letter"), indicating that "Mr. Chevedden has continuously held no less than...60 shares of O'Reilly Automotive Inc. (CUSIP: 67103H107) since November 17, 2010." A copy of the Broker Letter is attached hereto as Exhibit D.

The Company did not receive any further correspondence from the Proponent by the close of the 14-day response period.

Attached as Exhibit E is subsequent email correspondence between the Proponent and the Company.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO SUPPLY DOCUMENTARY SUPPORT EVIDENCING SATISFACTION OF THE CONTINUOUS OWNERSHIP REQUIREMENTS OF RULE 14a-8(b)(1)

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to the rule, the Proponent is required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Company shares from November 15, 2010 (one year prior to the date of submission) through November 15, 2011 (the date of submission). The Broker Letter does not make any such statement. Instead, the Broker Letter states the Proponent's ownership as of November 17, 2010. To fulfill the proper ownership requirements under Rule 14a-8(b), the Broker Letter must have stated the Proponent's ownership as of November 15, 2010 (one year prior to the date of submission). Therefore, the Broker Letter does not provide evidence of the Proponent's continuous ownership of Company shares for the one-year period ending November 15, 2011, the date on which its Proposal was submitted.

In Section C.1.c.(3) of Staff Legal Bulletin No. 14 (July 13, 2001), the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Broker Letter confirms that the Proponent owned the requisite number of Company shares on a date (November 17, 2010) that, as noted in the example above, fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal (November 15, 2011).

The Staff has further clarified these issues in Section C of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB No. 14F"). In footnote 10 of SLB No. 14F, the Staff states that "For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery." The submission date of the Proposal (November 15, 2011) does precede the Company's receipt date (November 18, 2011).

The Staff also noted in SLB No. 14F that many proof of ownership letters do not satisfy Rule 14a-8(b) because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. The Staff discussed that in some cases, the proof of ownership letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission. This example describes the exact circumstances of the Proposal – the Broker Letter needed to cover from November 15, 2010 to November 15, 2011 to verify the Proponent's beneficial ownership over the required full one-year period and failed to do so.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *General Electric Co.* (October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); *Int'l. Business Machines Corp.* (December 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (November 16, 2006) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006); and *Wal-Mart Stores, Inc.* (February 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the record holder's one-year verification was as of November 22, 2004).

Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(f).

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers

Kimberly A. deBeers

Attachments

cc: Jeffrey L. Groves
O'Reilly Automotive, Inc.

Mr. John Chevedden (by email: ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

David E. O'Reilly
Chairman of the Board
O'Reilly Automotive, Inc.
233 S Patterson Ave
Springfield MO 65802

Dear Mr. O'Reilly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to**FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to*FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 15, 2011
Date

cc: Tricia Headley
Corporate Secretary
Phone: 417 862-6708
Fax: 417-863-2242
Fax: 417-874-7242

[ORLY: Rule 14a-8 Proposal, November 15, 2011]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition without affecting the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic have won an average support of 68% in a single year.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm downgraded our company to "D" with "High Governance Risk" and "High Concern" regarding the membership of our board of directors.

The Corporate Library reported that 5 of our 9 directors had 14 to 45 years long-tenure. The Corporate Library said it becomes increasingly challenging for our directors to act independently with such extensive tenure. In addition, four members of the O'Reilly family served on our board, all of whom were current and former executives. This called into question our board's ability to act as an effective counterbalance to management. Charles O'Reilly received a record 38% in negative votes.

Only one of our directors served on any other significant board. This could indicate a lack of current transferable director experience for the vast majority of our board. Three directors owned zero stock – no skin in the game.

Our company continued to fail to disclose the performance targets for its executive incentive pay plan. This lack of transparency was a disservice to shareholders and raised concerns about the level of discretion in determining bonus amounts. Furthermore, our company gave long-term incentive pay in the form of market-priced stock options and restricted stock awards, both of which simply vest after the passage of time.

Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay in the event of fraud or financial restatements. Executive pay polices such as these are not in the interests of shareholders.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit C

O'Reilly AUTO PARTS
PROFESSIONAL PARTS PEOPLE

P.O. Box 1156 233 S. Patterson
Springfield, MO 65801
Phone (417)-862-3333
www.oreillyauto.com

December 1, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: <u>Notice of Deficiency</u>

Dear Mr. Chevedden:

I am writing to acknowledge receipt on November 18, 2011 of your shareholder proposal (the "Proposal") submitted to O'Reilly Automotive, Inc. ("O'Reilly") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in O'Reilly's proxy materials for the 2012 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of O'Reilly's common shares for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of common shares through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of O'Reilly's common shares. Please provide a written statement from the record holder of your common shares verifying that, on the date you submitted the Proposal, you had beneficially held the requisite number of O'Reilly's common shares continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of O'Reilly's common shares, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. O'Reilly reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

O'REILLY AUTOMOTIVE, INC.

Jeffrey L. Groves
General Counsel
Vice President of Legal
Direct Line: (417) 829-5763
Fax No.: (417) 874-7102

JLG:mrs

Enclosures

cc: Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit A

[Code of Federal Regulations]
[Title 17, Volume 3]
[Revised as of April 1, 2010]
From the U.S. Government Printing Office via GPO Access
[CITE: 17CFR240.14a-8]

[Page 180-184]

TITLE 17--COMMODITY AND SECURITIES EXCHANGES

CHAPTER II--SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

Annual Reports--Table of Contents

Sec. 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or

[[Page 181]]

special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ``you'' are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word ``proposal'' as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the ``record'' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (Sec. 240.13d-101), Schedule 13G (Sec. 240.13d-102), Form 3 (Sec. 249.103 of this chapter), Form 4 (Sec. 249.104 of this chapter) and/or Form 5 (Sec. 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last

[[Page 182]]

year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (Sec. 249.308a of this chapter), or in shareholder reports of investment companies under Sec. 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Sec. 240.14a-8 and provide you with a copy under Question 10 below, Sec. 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

[[Page 183]]

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Sec. 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of

[[Page 184]]

proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the

Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Sec. 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Sec. 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Exhibit D

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL
FINANCIAL

Post-it® Fax Note 7671	Date	# of pages
To Jeffrey Groves	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 417-874-7102	Fax #	

December 8, 2011

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 200 shares of Duke Energy Corp. (CUSIP: 26441C105) since November 19, 2010 and no less than 60 shares of Edwards Lifesciences Corp. (CUSIP: 28176E108) since November 15, 2010. I can also confirm that Mr. Chevedden has continuously held no less than 60 shares of Advanced Auto Parts Inc. (CUSIP: 00751Y106) and 60 shares of O'Reilly Automotive Inc. (CUSIP: 67103H107) since November 17, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W136300-08DEC11

Exhibit E

deBeers, Kimberly A (CHI)

From: jgroves@oreillyauto.com
Sent: Thursday, December 22, 2011 5:05 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Chevedden shareholder proposal

Mr. Chevedden,

Thank you for taking the time to speak with me on December 21, 2011 regarding the shareholder proposal that you have made. Under your proposal, an advisory vote would occur in O'Reilly's 2012 proxy. If approved by the shareholders, although non-binding, O'Reilly would likely submit a charter amendment to de-stagger the board in the 2013 proxy.

As I discussed with you, we believe there are two reasons to exclude your shareholder proposal. First, you have failed to fulfill the holding requirement of Rule 14a-8(b)(1) which requires that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. Second, your proposal is substantially similar to that of another shareholder, and your proposal is second in time. Setting aside the one-year holding requirement issue, we believe this situation will be resolved in the same manner as when you submitted a shareholder proposal to de-stagger the board to Western Union in February of this year. In that case, Western Union excluded your proposal after receiving notice from the Staff at the SEC that they would take no enforcement action against Western Union for excluding your proposal, as it was duplicative and second in time to another proposal.

As I discussed with you, our board is considering voluntarily implementing the proposal made by our shareholders by submitting a charter amendment for shareholder vote to de-stagger the board in 2013 and, if passed, O'Reilly would begin having annual elections in 2013. The directors elected in 2012 would serve out their three (3) year term. Such a voluntary proposal by the board is contingent on the withdraw of all of the shareholder proposals calling for this same action (including your proposal).

We ask for your response no later than 5 p.m. Central , Tuesday, December 27th, 2011. In considering this further, please consider the additional costs to our company in drafting and filing a no-action letter.

Cordially,

Jeffrey L. Groves
General Counsel
Vice President of Legal Services
O'Reilly Auto Parts
233 S. Patterson
Springfield, MO 65802
phone: 417.829.5763
fax 417.874.7102

deBeers, Kimberly A (CHI)

From: jgroves@oreillyauto.com
Sent: Tuesday, December 27, 2011 11:11 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Fw: Rule 14a-8 Proposal (ORLY)

Mr. Chevedden -

As I indicated below, I'm happy to have a call to discuss your questions. As you've insisted on an email reply, please see below.

O'Reilly has not received any shareholder proposals in the last 10 years other than your proposal and the one other shareholder proposal received this year.

As to your other question relating to timing, if a shareholder proposal were to appear in the 2012 O'Reilly proxy and were to pass, the earliest O'Reilly would submit a charter amendment would be the 2013 proxy.

Please advise no later than noon pacific time today whether you will be voluntarily withdrawing your proposal.

Regards,

Jeffrey L. Groves
General Counsel
Vice President of Legal Services
O'Reilly Auto Parts
233 S. Patterson
Springfield, MO 65802
phone: 417.829.5763
fax 417.874.7102

From: jgroves@oreillyauto.com [mailto:jgroves@oreillyauto.com]
Sent: Monday, December 26, 2011 4:56 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Rule 14a-8 Proposal (ORLY)

Mr. Chevedden,

I would be happy to have a call tomorrow morning to discuss your questions. I can be available at and after 9 a.m. Pacific.

Regards,

On Dec 26, 2011, at 8:39 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

Mr. Groves, Have any shareholder proposals been submitted to O'Reilly Automotive in the last 10-years.

John Chevedden

--

deBeers, Kimberly A (CHI)

From: jgroves@oreillyauto.com
Sent: Tuesday, December 27, 2011 12:40 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Rule 14a-8 Proposal (ORLY)

Mr. Chevedden,

Your understanding is in error. Please review my previous e-mail of December 22, 2011 which contains the answer to your question.

Regards,

Jeffrey L. Groves
General Counsel
Vice President of Legal Services
O'Reilly Auto Parts
233 S. Patterson
Springfield, MO 65802
phone: 417.829.5763
fax 417.874.7102

From: ***FISMA & OMB Memorandum M-07-16***
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Date: 12/27/2011 11:27 AM
Subject: Rule 14a-8 Proposal (ORLY)

Mr. Groves, Thank you for your reply which is understood to mean that it would be possible for the company to have each director stand for election in 2013.
Sincerely,
John Chevedden

cc: Laura S. Campos
Scott Hirst

--